Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated May 30, 2014

Relating to Preliminary Prospectus Dated May 29, 2014

Registration Statement No. 333-193925

RCS Capital Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 29, 2014 (the “Preliminary Prospectus”) filed by RCS Capital Corporation (the “Company”) and included in the registration statement on Form S-1 (File No. 333-193925), as amended, relating to these securities. This communication relates to such offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1568832/000114420414034063/0001144204-14-034063-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

The article attached as Annex A was originally published online by Financial Planning on May 28, 2014. The article reported on certain statements made by Nicholas S. Schorsch, the Executive Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. Financial Planning, the publisher of the article, routinely publishes articles on business news. Financial Planning is not affiliated with the Company and no payment was made nor was any consideration given to Financial Planning by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. In addition, notwithstanding the statements in the article, the Company does not currently intend to direct shares to the advisors in the public offering.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if requested by calling toll-free (866) 904-2988.

Annex A

New Power Broker: Q&A With Nicholas Schorsch

BY: CHARLES PAIKERT

It’s hard to think of an executive in the advisory business whose influence has become more prominent over the past year than Nicholas Schorsch, executive chairman of RCS Capital, who is also a leader in the nontraded REIT industry.

Schorsch has snapped up jumbo independent B-D network Cetera Financial Group for $1.15 billion, as well as J.P. Turner, First Allied Holdings, Investors Capital Holdings and Summit Financial Services Group. Schorsch sat down with Financial Planning editors at his Park Avenue office in midtown Manhattan to discuss the advisory business in general and RCS Capital’s plans specifically.

Did you overpay for Cetera?

Did we pay full value? Of course we did. Why? We wanted Cetera. If we were buying a small company with $50?million in revenue, we probably should have paid 40% of revenue. If we were buying a $100 million revenue company, we should have probably paid 65% of revenue. But when you’re buy a $1.15 billion company, paying one times or 0.8 times — which is what we actually paid, based on the 2014 run rate — it’s not a big price.

I don’t think we bought it cheap, but I think we paid a fair price. This is a business where scale matters.

The SEC filing says you’ll offer advisors stock ownership. Details?

It all came out of listening to the advisors. Many of the advisors were offered ownership in Cetera when Lightyear bought it. And many of them did that. So they asked, “Is there a way to roll that over?” And we thought, “Wow, what a great idea.”

It doesn’t cost our investors money to allow them to co-invest, so we decided to offer it to all of the acquired companies, not just Cetera; First Allied, ICH, Summit and J.P. Turner. And we’re going to allocate stock for them in the S1 so they can buy the same way the retail investor and institutional investors will buy in the offering. And then there will be a warrant program with a retention period of four or five years. They’ll have warrants and stock and it’ll be for both 1099 employees and W-2 employees.

Anybody who wants to participate can, but they don’t have to. It’s not a method of selling stock. It’s offering them the ability to be shoulder to shoulder with us.

How are you approaching branding?

You can’t homogenize the multiple faces of retail advice. So you actually need a guy with a Cetera card. And another team that maybe has a First Allied card. Because they have a certain following.

The best analogy I can give you is: Under the umbrella of Toyota you have Lexus, which is a brand and it has a certain cult following; it’s viewed as a luxury brand. You have Scion, which most people don’t know is owned by Toyota, and then you have Toyota.

They’re all very fine companies, but they work off the scale and the backbone, the technology and the resources and the balance sheet of Toyota. And it’s a miraculously good business.

How do you define the mass affluent market? What’s the minimum for investable assets?

We think it’s $300,000 to $3 million. It’s a pretty simple designation. And $3 million may be a little high, because that gets into the bottom of the sweet spot for some of the financial institutions.

We don’t want to overserve the population, but we think there are about 30 million households and about $8 trillion in investable assets in our market.

What is your response to advisors concerned that they will be pressed to sell nontraded REITs from your American Realty Capital?

The response is very simple: No. That’s not our intention. There’s no pressure to sell any of our products. You want to sell them, sell them. You don’t want to sell them, you don’t.

We already have absolute dominant market share. We sold $8.8 billion last year in an industry that, the year before, was about $8 billion. And then the industry grew to almost $20 billion, because they still sold $8 billion, or $10 billion, from other people and they sold almost $9 billion of ours. Which is good. But let’s be honest: You can’t sustain a 45% market share in any industry. It’s not a sustainable business model.

Did you have any objections to FINRA’s new guidelines for calculating nontraded REIT values?

I’m very supportive of them. Most of our nontraded REITs already comply. We have a daily NAV program that prices daily. We have a GDC that prices on NAV plus commission.

I think transparency is transformational. And the more information we can give the investor — it may hurt the industry 10% or 15% or 20% for the first five months when it’s implemented, but once people understand it, maybe more people will sell nontraded REITs.

What we care about is that the investor understands what he’s buying. And if the product is better, it’ll do more business. We want to see this industry grow from $20 billion a year, which it is this year, to $50 billion.

You’ve expressed interest in holding an industry event, like Schwab’s Impact conference.

We’re working on it right now. We’re hoping to have it in place either late this year or early next year — some kind of a national program, where we can then bring all of the various sponsors that work on our platforms into a cohesive array for an informational event.

What other opportunities do you see in the advisory business?

I think about diversification. RIAs are great; I’d buy a few RIAs. And I’d like to buy a couple of big family offices, because that’s aspirational and then you have something for our big advisors to aspire to. Not that they’re very profitable, because they aren’t. But it’s nice to have somebody that has financial planning and maybe they have psychologists on staff to help families as well as family guidance and family governance. I think we can build something really bespoke, something special.

How big do you want to get?

Size is irrelevant. Are we going to look at other companies? Sure we will. Are we going to get bigger? I don’t know. The conversation we had with Cambridge [about a potential deal] was interesting, but it’s just that. It’s a conversation. And I’m sure we’ll have a lot of conversations over the next year.